August 24, 2018

Cussion Pang
Chief Executive Officer
Tencent Music Entertainment Group
17/F, Malata Building, Kejizhongyi Road
Nanshan District, Shenzhen, 518057
People's Republic of China

       Re: Tencent Music Entertainment Group
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted August 15, 2018
           CIK No. 0001744676

Dear Mr. Pang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted August 15, 2018

Corporate Structure, page 7

1. We have considered your response to our prior comment 15 that the disclosure requested has been provided at various points throughout the prospectus. Given your complicated structure governed by foreign regulatory regimes, we encourage you to provide the information in one location to provide a summary for investors who are not experts in VIE structures and PRC law. Please revise as appropriate.
 Cussion Pang
FirstName LastNameCussion Pang
Tencent Music Entertainment Group
Comapany NameTencent Music Entertainment Group
August 24, 2018
August 24, 2018 Page 2
Page 2
FirstName LastName
2. We note that Linzhi Lichuang Information Technology Co., Ltd., an affiliate of Tencent
         Holdings, is a direct or indirect majority shareholder of each of your operating VIEs.
         Please clarify whether Tencent Holdings controls Linzhi Lichuang. Assured Entitlement Distribution, page 15

3. We note your responses to our prior comments 18 and 19 that the Assured Entitlement
         Distribution will occur concurrently with the offering and you plan to finalize the terms prior to the road show for the offering. As the Assured Entitlement Distribution is not part of the registered offering, and potential investors are investing in the company as structured and capitalized following the offering and Assured Entitlement Distribution, please remove your reference to it from the prospectus cover page, summary of the offering and use of proceeds. Instead, you should discuss the material details elsewhere and reflect the assumption that it will occur in appropriate areas of the prospectus.
Use of Proceeds, page 63

4. Please quantify the current statutory limits on loans you may make to your PRC subsidiaries and VIEs.
Selected Consolidated Financial Data, page 78

5. We note that you provide a cross-reference to Note 2.1 for disclosure of the CMC acquisition. We also note that you refer to the enlarged music library resulting from the
         CMC consolidation on page 100 and to CMC's live streaming business constituting a majority of your current live streaming service offerings on page 101. It appears that there is a significant impact on several different products and services resulting from the
         CMC acquisition. Due to the significance of this acquisition on the comparability of results of operations for 2016 and 2017, please expand the disclosure to include detailed information regarding the CMC acquisition that enhances an understanding of and highlights any trends impacted by this acquisition on your results of operations and financial condition pursuant to Instruction 2 of Regulation S-K Item
301. If you believe
         that you are unable to determine the impact of the CMC acquisition on 2016 consolidated results due to the integration of the operations into your existing operations, please tell us how you were able to conclude that the enlarged library and increase in live streaming business from CMC impacted your results in 2017 compared to 2016. Please also expand the disclosure in selected financial data to provide detail of the 2016 pre-acquisition CMC results of operations so the reader can ascertain an estimate of the impact of the acquisition on 2016. Please also revise the disclosure on page 16 accordingly.
 Cussion Pang
Tencent Music Entertainment Group
August 24, 2018
Page 3
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 81

6. We note in your response to our prior comment 25 that you are not able to quantify the impact of your acquisition of CMC on your 2016 results of operations due to integration of the CMC operations following acquisition. Please expand the discussion to include a balanced presentation of the pre-acquisition results of operations of CMC for 2016 through the date of acquisition to assist the reader in understanding the impact of the acquisition on trends in your revenues and profitability. Please also expand the discussion on pages 2 and 120 to balance the disclosure of a "growth rate of 346.9%" in
         Non-IFRS Adjusted profit, and a "151.8%" increase in revenue from 2016 to 2017 to clearly address the impact of the CMC acquisition on these trends. Please also include balanced disclosure of IFRS net income as a percent increase, since you do so for Non-
         IFRS Adjusted profit. At a minimum, the CMC revenues and GAAP profit prior to the acquisition date should be presented and the discussion should address any material changes in trends in prior CMC operations after acquisition or a statement that you cannot determine the amount of any change. Please refer to the guidance in
Item 303(a)(3)(i)-(iii)
         of Regulation S-K for discussion of significant increases, trends and new products or services (that were acquired in conjunction with the CMC acquisition). Online Music Services, page 126

7. We note your response to our prior comment 8. Please clarify in your disclosure whether users must have a QQ (or Weixin/WeChat) account to utilize your QQ Music service.
        You may contact Claire Delabar, Senior Staff Accountant, at (202) 551-3349 or Terry
French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-
Adviser, at (202) 551-3778 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



FirstName LastNameCussion Pang                                Sincerely,
Comapany NameTencent Music Entertainment Group
                                                              Division of
Corporation Finance
August 24, 2018 Page 3                                        Office of
Telecommunications
FirstName LastName